FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: January 13th, 2004

Information furnished on this form:
- Press release concerning the allocation of new shares to a third party

January 13, 2004

Announcement concerning the Allocation of New Shares to a Third Party

In connection with the issuance of new shares by allocation to a third party, which NEC Corporation ("NEC") approved at the meeting of its board of directors held on November 21, 2003, NEC granted to Daiwa Securities SMBC Co. Ltd. ("Daiwa SMBC") an option to subscribe up to 23,000,000 shares of common stock of NEC, or green shoe option. Daiwa SMBC notified NEC that it would subscribe all the shares under the green shoe option. The following is the information regarding the issuance of new shares.

(1) Number of new shares to be issued:

    23,000,000 shares of common stock of NEC Corporation

(2) Total amount of issue price:

    15,685,080,000 yen (681.96 yen per share)

(3) Total amount of portion of issue price to be accounted to the stated capital:

    7,843,000,000 yen (341.00 yen per share)

Not to be circulated in the United States.
This press release does not represent an offer of securities for sale in the U.S. The offer and sale of securities issued by the company are not permitted in the U.S., other than in cases where the securities have been registered under the U.S. Securities Act of 1933 or have been exempted from the registration requirement. An English-language prospectus will be prepared in cases where securities are to be offered in the U.S. The prospectus will contain detailed information on the issuing company and its management team, as well as financial statements. NEC Corporation has no intention of registering these securities for sale in the U.S.